Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business (“Sports School Business”). When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of June 30, 2025, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of June 30, 2025, we held our sports classes at more than 4,500 facility locations in Japan nationwide, serving over 64,300 members. The number of members is based on the number of students taking classes, if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and basketball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 89% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenues increased by JPY715.6 million ($5.0 million), or 15.0%, from JPY4,773.2 million ($33.1 million) for the six months ended June 30, 2024, to JPY5,488.8 million ($38.1 million) for the six months ended June 30, 2025.

Our net income increased by JPY10.9 million ($0.08 million), or 25.6%, from JPY42.8 million ($0.3 million) for the six months ended June 30, 2024, to JPY53.7 million ($0.4 million) for the six months ended June 30, 2025.

As of June 30, 2025, we had JPY700,000,000 ($4.9 million) of short term loans, JPY169,248,000 ($1.2 million) of current portion of long term loans, and JPY80,884,000 ($0.6 million) of long term loans outstanding as compared to JPY700,000,000 ($4.9 million) of short-term loans, JPY317,535,000 ($2.0 million) of current portion of long-term loans, and JPY250,132,000 ($1.17 million) of long-term loans outstanding as of June 30, 2024.

Recent Developments

IPO

We consummated our initial public offering (“IPO”) on October 10, 2025, in which we issued 1,250,000 American Depositary Shares (“ADSs”) at a price of $4.00 per ADS, resulting in gross proceeds of approximately JPY720.9 million ($5.0 million) and net proceeds of approximately JPY673.5 million ($4.7 million) after deducting the underwriting discount of approximately JPY47.4 million ($0.3 million).

Our Business Model

We currently generate revenue under our two main business sectors, the sports school business and the social business.

●	Sports school Business: We train professional coaches and instructors and provide high-quality sports lessons to children. Revenue is generated through membership fees, which include registration fees, monthly membership fees, and annual membership fees.

●	Social Business: We provide a variety of customized services to municipalities, other governmental authorities, and schools. Under this business, we primarily offer two services through fixed-fee contracts: school club activity support services and after-school daycare services.

Trend Information

Our sports school business experiences seasonal fluctuations, with lower membership number around March due to school graduations, followed by growth from April to June when the new school year begins. Revenue from event hosting also peaks during school holidays in March, August, and December–January. Our social business cash flows show seasonality as some governmental contracts settle payments around fiscal year-end in March. For further details, see “Trend Information” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Key Operating Metrics

We use the following key performance indicators to analyze our business performance and financial forecasts and to develop strategic plans. We believe that these indicators provide useful information to help investors understand and evaluate our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes for calculating these metrics.

These key performance indicators are presented for supplemental informational purposes only; they should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key operating metrics:

	For the Six Months Ended June 30,			Period- Over-Period
	2024	2025	2025	2025 to 2024 % Change
Operating Metrics:
Sports school business
Number of members	65,337	69,500	-	6.4%
Average membership duration (Year)	1.84	1.88	-	2.2%
Revenue per capita	JPY5,869,847	JPY6,117,614	US$42,433	4.2%
Social business
Number of schools	235	349	-	48.5%
Revenue per capita	JPY4,160,910	JPY5,063,460	US$35,121	21.7%

For definitions of our key operating metrics, see “Key Operating Metrics” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our registration statement on Form F-1 (Registration No. 333-283712) dated October 10, 2025.

Results of Operations

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for each of the periods indicated:

	For the Six Months Ended June 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
NET REVENUE
Sports school business	3,627,565,499	76.0%	3,937,704,322	27,312,924	71.7%	310,138,823	8.5%
Social business	1,145,637,260	24.0%	1,551,106,499	10,758,872	28.3%	405,469,239	35.4%
TOTAL REVENUE	4,773,202,759	100.0%	5,488,810,821	38,071,796	100.0%	715,608,062	15.0%
COST OF REVENUE	(3,532,146,670)	(74.0)%	(4,047,686,339)	(28,075,788)	(73.7)%	(515,539,669)	14.6%
GROSS PROFIT	1,241,056,089	26.0%	1,441,124,482	9,996,008	26.3%	200,068,393	16.1%
OPERATING EXPENSES:
Selling, general, and administrative expenses	(1,208,412,234)	(25.3)%	(1,373,195,238)	(9,524,833)	(25.0)%	(164,783,004)	13.6%
TOTAL OPERATING EXPENSES	(1,208,412,234)	(25.3)%	(1,373,195,238)	(9,524,833)	(25.0)%	(164,783,004)	13.6%
INCOME FROM OPERATIONS	32,643,855	0.7%	67,929,244	471,175	1.3%	35,285,389	108.1%
Interest expenses, net	(9,143,866)	(0.2)%	(8,079,893)	(56,044)	(0.1)%	1,063,973	(11.6)%
Other income, net	28,603,587	0.6%	(11,296,013)	(78,352)	(0.2)%	(39,899,600)	(139.5)%
INCOME BEFORE INCOME TAX PROVISION	52,103,576	1.1%	48,553,338	336,779	0.9%	(3,550,238)	(6.8)%
Provision for income taxes	(9,327,744)	(0.2)%	5,152,860	35,741	0.1%	14,480,604	(155.2)%
NET INCOME	42,775,832	0.9%	53,706,198	372,520	1.0%	10,930,366	25.6%

Revenue

Total revenue increased by JPY715.6 million ($5.0 million), or 15.0%, for the six months ended June 30, 2025, compared to the six months ended June 30, 2024.

Sports school business revenue increased by JPY310.1 million ($2.2 million), or 8.5%, for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase in revenue was mostly driven by: (i) an increase in the number of members by 4,163, from 65,337 as of June 30, 2024 to 69,500 as of June 30, 2025, resulting in an increase in revenue of JPY229.1 million ($1.6 million) and (ii) an increase in the number of customers who joined events hosted by the Company from 84,651 for the six months ended June 30, 2024 to 90,501 for the six months ended June 30, 2025, leading to an increase in the sports school business revenue by JPY74.8 million ($0.5 million). The number of customers who joined events refers to the total number of participants, including both members and non-members of the Company. We define the number of customers who participated in events as the total number of times customers attended throughout the six months. For example, if the same customer attends three events within the same period, this customer is counted as three customers.

Social business revenue increased by JPY405.5 million ($2.8 million), or 35.4%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase in revenue was mostly driven by: (i) an increase in the number of schools by 114, from 235 as of June 30, 2024 to 349 as of June 30, 2025, resulting in an increase in revenue of JPY356.2 million ($2.5 million), and (ii) an increase in after-school daycare service revenue by JPY37.4 million ($0.3 million).

Cost of revenue and gross profit

Cost of revenue increased by JPY515.5 million, or 14.6%, for the six months ended June 30, 2025, compared to the six months ended June 30, 2024, driven by the increase in sales noted above and the increase in salaries and welfare expenses due to business expansion.

	For the Six Months Ended June 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	2,439,415,728	69.1%	2,720,159,344	18,867,721	67.2%	280,743,616	11.5%
Event hosting expenses	356,693,573	10.1%	388,428,588	2,694,240	9.6%	31,735,015	8.9%
School facility rental fees	217,803,529	6.2%	242,931,266	1,685,033	6.0%	25,127,737	11.5%
Travel expenses	186,396,553	5.3%	232,511,197	1,612,757	5.8%	46,114,644	24.7%
Promotion expenses	86,929,054	2.5%	118,082,798	819,052	2.9%	31,153,744	35.8%
Others	244,908,233	6.9%	345,573,146	2,396,985	8.5%	100,664,913	41.1%
Total	3,532,146,670	100.0%	4,047,686,339	28,075,788	100.0%	515,539,669	14.6%

Our gross profit increased by 16.1% from JPY1,241.1 million for the six months ended June 30, 2024 to JPY1,441.1 million for the six months ended June 30, 2025, along with business expansion.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by JPY164.8 million, or 13.6%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase in selling, general, and administrative expenses was attributed to (i) the increase in salaries and welfare expenses of JPY69.8 million ($0.5 million) due to business expansion as well as an increase in headquarters personnel in preparation for our IPO, (ii) the increase in promotion fees of JPY10.7 million ($0.07 million) due to business expansion, (iii) the increase in office rental fees of JPY12.6 million ($0.09 million) due to business expansion, (iv) the increase in system maintenance fee expenses of JPY13.9 million ($0.10 million) incurred due to the increase in the number of employees, and (v) the increase in recruitment fees of JPY33.4 million ($0.2 million) due to business expansion as well as an increase in headquarters personnel in preparation for our IPO.

After completion of our IPO, we expect to incur on an ongoing basis certain new costs related to the requirements of being a publicly traded company, including insurance, accounting, tax, legal, information technology, human resource, investor relations, and other professional services costs, which could be material.

	For the Six Months Ended June 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	489,025,628	40.4%	558,813,675	3,876,075	40.7%	69,788,047	14.3%
Office rental fees	141,115,700	11.7%	153,673,008	1,065,915	11.2%	12,557,308	8.9%
System maintenance fees	124,191,981	10.3%	138,056,417	957,595	10.0%	13,864,436	11.2%
Commission expenses	113,557,781	9.4%	121,999,412	846,219	8.9%	8,441,631	7.4%
Depreciation and amortization expenses	60,244,494	5.0%	66,679,088	462,503	4.9%	6,434,594	10.7%
Promotion fees	55,452,500	4.6%	66,105,459	458,524	4.8%	10,652,959	19.2%
Travel expenses	41,380,533	3.5%	51,527,704	357,409	3.7%	10,147,171	24.5%
Recruitment fees	41,650,585	3.4%	75,058,719	520,626	5.5%	33,408,134	80.2%
Taxes and public dues	41,741,760	3.4%	17,608,217	122,135	1.3%	(24,133,543)	(57.8)%
Office supplies	3,204,936	0.3%	14,855,827	103,044	1.1%	11,650,891	363.5%
Others	96,846,336	8.0%	108,817,712	754,788	7.9%	11,971,376	12.4%
Total	1,208,412,234	100.0%	1,373,195,238	9,524,833	100.0%	164,783,004	13.6%

Other Income (Expenses)

Other income (expenses) decreased by JPY39.9 million, or 139.5%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The decrease in other income (expenses) was attributed to: (i) net franchise income collected (returned) of JPY27,388,150 ($189,971), which was the payments refunded to the franchisees in connection with the transfer of certain business rights, (ii) an eviction compensation of JPY5,500,000 ($38,149) received in connection with the vacating of a leased building.

	For the Six Months Ended June 30,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Grant income	12,913,919	45.1%	9,399,558	65,198	(83.2)%	(3,514,361)	(27.2)%
Net franchise income collected (returned)	7,764,628	27.1%	(19,623,522)	(136,114)	173.7%	(27,388,150)	(352.7)%
Eviction compensation	5,500,000	19.2%	-	-	-	(5,500,000)	100.0%
Loss on disposal of subsidiary	(753,900)	(2.6)%	-	-	-	753,900	(100.0)%
Loss on disposal of long-lived assets	-	-	(168,973)	(1,172)	1.5%	(168,973)	100.0%
Unrealized (loss) gain on short-term investment	245,000	0.9%	(224,000)	(1,554)	2.0%	(469,000)	(191.4)%
Other income, net	2,933,940	10.3%	(679,076)	(4,710)	6.0%	(3,613,016)	(123.1)%
Total	28,603,587	100.0%	(11,296,013)	(78,352)	100.0%	(39,899,600)	(139.5)%

Income tax provisions

Income tax benefit was JPY5.2 million for the six months ended June 30, 2025, as compared to income tax provision of JPY9.3 million for the six months ended June 30, 2024. Our effective tax rate for the six months ended June 30, 2024 and 2025 was 17.9% and 10.6%, respectively. The increase in income tax benefit for the six months ended June 30, 2025 was attributable to an increase in the corporate tax adjustment amount, due to the difference in timing between tax and accounting recognition.

We had no tax obligation arising from other jurisdictions during the six months ended June 30, 2024 and 2025. During the six months ended June 30, 2024 and 2025, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net Income

We reported net income of JPY53.7 million for the six months ended June 30, 2025, as compared to net income of JPY42.8 million for the six months ended June 30, 2024.

Financial Guidance

Total revenue are expected to be between USD80.2 million and USD82.6 million for the fiscal year ending December 31, 2025, an increase of approximately 11.9% to 15.3% from USD71.6 million for the fiscal year ended December 31, 2024.

Income from operations is projected to be between USD4.0 million and USD4.8 million for the fiscal year ending December 31, 2025, an increase of 11.6% to 34.0% from USD3.6 million for the fiscal year ended December 31, 2024.